UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2025

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)
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Eastcastle House
27/28 Eastcastle Street
London W1W 8DH
England
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Update to Proposed Recapitalization dated 22 August 2025

Press Release

22 August 2025

Argo Blockchain plc

("Argo" or "the Company")

Update to Proposed Recapitalization
On 30 June 2025, Argo Blockchain plc (LSE: ARB; NASDAQ: ARBK) announced a proposed recapitalization through a plan to be sanctioned by the High Court of England and Wales or other court in England and Wales of competent jurisdiction ("Court") under Part 26A Companies Act 2006 (the "Plan") in order to resolve its short and medium term capital needs.

The Company would like to provide the following updates with respect to the proposed Plan and its negotiations with Growler Mining, LLC n/k/a Growler Mining Tuscaloosa, LLC ("Growler") regarding the senior secured multi-draw term loan Growler will provide to the Company ("Loan"):
●           Negotiations of the terms of the Loan with Growler remain ongoing, and the Loan has not been executed or funded to date.
●           It is expected that the first Court hearing for the Plan will take place in late October 2025 and, if subsequently sanctioned by the Court at a further Court hearing, that the effective date of the Plan will be in early- to mid-December, 2025.
●           Following conversion of its Loan (if applicable) and the contribution by Growler of crypto mining and other related assets/cash funding to the Argo group in an amount to be determined, it is currently envisaged that Growler would be left with at least 80% of the issued shares of the Company (with the exact proportions to be determined by reference        to the value of its Loan, the assets contributed, and the exit capital provided by Growler), that bond holders would receive equity in the recapitalized Argo group in exchange for debt, and that current equity holders would retain their existing interests (albeit subject to dilution by issuances to bondholders and Growler) in the remaining equity.
●           While the parties are continuing to negotiate, there is general recognition that any agreement will include the provision of continuing value to shareholders in the form of their existing shares and, potentially, other forms of equity, sufficient to satisfy the fairness requirements under UK law (and subject to dilution due to shares issued to Growler and          bondholders).
●           As was previously disclosed, while the parties are working diligently toward finalizing the terms of the Plan, there can be no assurance that any definitive agreements for the Plan will be signed or that the Plan will be consummated. Should the Plan not be consummated, the Company and its subsidiaries will pursue other alternatives, which may                include formal insolvency processes in the United Kingdom, United States, and Canada, as applicable, the timing of which remains uncertain.
●           Further to its 30 June 2025 announcement, the Company confirms that it did not make the scheduled interest payment on its outstanding bonds that was due on 31 July 2025 which is subject to a 30-day grace period ending on 30 August 2025.
●           The Company will endeavor to provide further updates upon funding and execution of a definitive agreement related to the Loan and thereafter, to the extent appropriate, as terms of the Plan are subsequently finalized and agreed upon by the parties.

UK Takeover Code Disclosure

The implementation of the Plan will result in Growler acquiring interests in shares carrying more than 30% of the Company's voting rights.  Under the UK Takeover Code, Growler's acquisition would trigger an obligation on Growler to make a mandatory offer to the remaining shareholders in the Company.  The Plan is, therefore, conditional upon the Takeover Panel agreeing to a waiver of the obligation under Rule 9 to make a mandatory offer, subject to independent shareholders approving that waiver. If shareholders do not approve the Plan and a Rule 9 waiver, the Company intends to seek the sanction of the Plan by the Court on the basis that shareholders would be no worse off under the Plan than the Relevant Alternative (see below).   In these circumstances, the Company also intends to apply to the Panel to request that the Panel permit a dispensation under section 2(c) of the Introduction of the UK Takeover Code from the obligation that would otherwise arise on Growler to make a mandatory offer under Rule 9 in order to facilitate the rescue of the Company which is in serious financial difficulty.

The Court will be asked to sanction the Plan. If the Plan has not been approved by all meetings of creditors and, if appropriate, members, convened in accordance with the orders of the Court to consider the Plan, the Court may, in its discretion, still sanction the  Plan if satisfied that (a) the Plan has been approved by at least one "in the money" class of creditors or members; and (b) any dissenting class is not worse off under the proposed plan than it would be in the relevant alternative ("Relevant Alternative").

This announcement contains inside information.

For further information please contact:

Argo Blockchain
Investor Relations	ir@argoblockchain.com
Tennyson Securities
Corporate Broker Peter Krens	+44 207 186 9030
Fortified Securities
Joint Broker Guy Wheatley, CFA	+44 7493 989014 guy.wheatley@fortifiedsecurities.com
Tancredi Intelligent Communication UK & Europe Media Relations	argoblock@tancredigroup.com

 About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With a mining facility in Quebec and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. For more information, visit www.argoblockchain.com.

Forward looking statements

This announcement contains "forward-looking statements," which can be identified by words like "may," "will," "likely," "should," "expect," "anticipate," "future," "plan," "believe," "intend," "goal," "seek," "estimate," "project," "continue" and similar expressions. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company's current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company's control. The information in this announcement about future plans and objectives of the Company are forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company's actual results and financial condition to differ materially from those indicated in the forward-looking statements include, market and other conditions, the principal risks and uncertainties listed in the risk factors set forth in our Annual Report and Financial Statements and Form 20-F for the year ended 31 December 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 22 August, 2025	ARGO BLOCKCHAIN PLC By: /s/ Justin Nolan Name: Justin Nolan Title: Chief Executive Officer